SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

_____________________________________________________

PhotoMedex, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

_____________________________________________________

Options to Purchase Common Stock, $0.01 par value
(Title of Class of Securities)

_____________________________________________________

719 358 301
 (CUSIP Number of Class of Securities Underlying Options)

_____________________________________________________
 (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

 Dennis McGrath
 PRESIDENT AND CHIEF EXECUTIVE OFFICER
PhotoMedex, Inc.
147 Keystone Drive
 Montgomeryville, Pennsylvania 18936
(215) 619-3600
_____________________________________________________

Copies of all correspondence to:

Joanne R. Soslow, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103
(215) 963-5000
Fax (215) 963-5001

_____________________________________________________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$152,040	$10.84

*
Calculated solely for purposes of determining the filing fee. This amount assumes that a maximum of 28,000 shares of Common Stock of Issuer, having an aggregate value of $152,040 as of December 1, 2010 will be issued pursuant to this offer. The aggregate value of such shares was calculated based on the closing price of  $5.43 of the Common Stock on December 1, 2010.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

This Tender Offer Statement on Schedule TO relates to an offer by PhotoMedex, Inc., a Delaware corporation (the “Company”), to exchange (the “Exchange Offer”) up to 28,000 shares of Common Stock for options to purchase an aggregate of approximately 69,562  shares of Common Stock of the Company, whether vested or unvested, that were granted under the Company’s 2005 Equity Compensation Plan, the Company’s 2000 Non-Employee Director Stock Option Plan, the ProCyte 2004 Stock Option Plan (frozen since December 2005),  and the ProCyte 1996 Stock Option Plan (frozen since December 2005) and that have exercise prices greater than $10.00 per share (the “Eligible Options”).

.

These Eligible Options may be exchanged for Common Stock that will be granted under the Company’s 2005 Equity Compensation Plan (the “Common Stock”), upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Outstanding Options for Common Stock, dated December 2, 2010 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), (ii)  Instructions to Election Form and Information Sheet, and Election Form and Information Sheet, attached hereto as Exhibit (a)(1)(B),  and (iii) the Transmittal Letter, attached hereto as Exhibit (a)(1)(C).  These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” An “Eligible Optionee” refers to all employees, directors and other third parties who remain service-providers through the date on which the shares of Common Stock are issued.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

The Company is the issuer of the securities subject to the Exchange Offer. The address of the Company’s principal executive office is 147 Keystone Drive, Montgomeryville, PA 18936 and the telephone number at that address is (215) 619-3600.

 The information set forth in the Offer to Exchange under the caption “The Offer-Information About Us” is incorporated herein by reference.

(b)	Securities.

The subject class of securities consists of the Eligible Options. The actual number of shares of Common Stock to be issued in the Exchange Offer will depend on the number of shares of Common Stock subject to the unexercised options tendered by optionees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Offer,” and “The Offer—Acceptance of Options for Exchange and Issuance of Common Stock,” and “—Source and Amount of Consideration; Terms of Common Stock” is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer—Price Range of Common Stock” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedules A and B to the Offer to Exchange is incorporated herein by reference. Each director or executive officer may be contacted care of the Company at the Company’s principal executive office.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and “The Offer—Eligible Employees, Eligible Options, Expiration Date,” “—Purpose of the Offer,” “—Procedures,” “— Change in Election,” “—Acceptance of Options for Exchange and Cancellation and Issuance of Common Stock,” “—Conditions of the Offer,” “—Price Range of Common Stock,” “—Source and Amount of Consideration; Terms of Common Stock,” “—Status of Options Acquired by Us in the Offer,” “—Legal Matters; Regulatory Approvals,” “—Material U.S. Federal Income Tax Consequences,” and “—Extension of Offer; Termination; Amendment” and Schedules A and B attached to the Offer to Exchange is incorporated herein by reference.

(b)	Purchases.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Options” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers” and “The Offer—Purpose of the Offer” is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Offer to Exchange under the captions “The Offer—Acceptance of Options for Exchange and Cancellation and Issuance of Common Stock” and “—Status of Options Acquired by us in the Offer;” is incorporated herein by reference.

(c)	Plans.

The information set forth in the Offer to Exchange under the caption “The Offer—Purpose of the Offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Offer to Exchange under the caption “The Offer—Source and Amount of Consideration; Terms of Common Stock” is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Offer to Exchange under the caption “The Offer—Conditions of the Offer” is incorporated herein by reference.

(d)	Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Options” is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Options” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a)	Financial Information.

Not applicable.

(b)	Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under the captions “The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Options” and “—Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Exchange Outstanding Options for Common Stock, including Schedules A and B.

(a)(1)(B)	Instructions To Election Form And Information Sheet, and Election Form and Information Sheet.

(a)(1)(C)	Transmittal Letter

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

(a)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

PhotoMedex, Inc.

/s/ Dennis McGrath
President and Chief Executive Officer

Date: December 1, 2010